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Lax Food Hall

Food Hall

508 Jay St
La Crosse, WI 54601
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Lax Food Hall is seeking investment to renovate our space into a community centered food hall with a full bar.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Provide an affordable opportunity for local entrepreneurs to open a restaurant in a community centered food hall setting.

We will provide stall space, a shared dining area, wi-fi, pos systems, busing and tableware, and advertising for our vendor restaurants.
Starting a restaurant is unattainable for most entrepreneurs due to the high start up costs involved. Our aim is to lower these structural barriers by offering space for rent in a community food hall concept.
Have our community's diversity reflected in our vendors. So far two of our three restaurants are minority owned and operated.
Provide a vibrant gathering place for our community, a place where everyone feels welcome.
PRESS
LAX Food Hall to provide unique food options and opportunities for aspiring restaurant owners

More unique food options are coming to La Crosse's Downtown. Owners of the future LAX Food Hall say they also want to help more people start a restaurant. The space on the 500 block of Jay Street sits empty.

Steve Cahalan: Food hall, event venue to make their debuts

La Crosse is slated to get its first food hall in June. Meanwhile, new owners are transforming an eatery in the town of Medary into an event venue.

E. 235: LAX Food Hall - La Crosse Local | iHeart

We chatted with the fellas of the LAX Food Hall, opening this June, the hall will be a new dining experience that offers a unique chance to try a variety of restaurants under one roof, including a full bar, and a communal dining hall, we chat about what to expect, and dig into this new concept for the area. https://www.laxfoodhall.com

You can find more conversations, food reviews, live music and events on our website https://lacrosselocal.com.

This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

Our Mainvest funds will be used to finish renovations on our space and install the remaining plumbing, electric, ventilation and flooring necessary for a food hall.

Space for 10 restaurant stalls. Stalls will have P.O.S. systems, utility hookups and phone lines built in.
A full bar
A stylish shared dining area

This is a preview. It will become public when you start accepting investment.

LOCATION

LAX food hall is located in historic Downtown La Crosse, Wisconsin, a vibrant community located in Southwest Wisconsin's scenic driftless region.

We will help to revitalize a former retail district, now with many offices nearby(1080 office suites on our block alone).

3 Colleges and two major hospital systems located within 1 mile of our location.

This is a preview. It will become public when you start accepting investment.

TARGET MARKET

LAX Food Hall is a culinary destination! The Dining Hall is located minutes from the Mighty Mississippi and centrally located to many of the attractions historic La Crosse has to offer.

The Childrens Museum: Right next door!

The La Crosse Center: 3 blocks west. LCC hosts conventions, meetings, trade shows, concerts, weddings, and sporting events.

Riverside Park: 6 blocks north/west, it is the center of an active community.

LAX Loggers: Enjoy Great baseball, at the lumberyard in Copeland park.

LAX Theatre: Just a few blocks away from the Lax Food Hall stands the Weber Center for the Performing Arts.

LAX Symphony Orchestra: The first symphony orchestra in La Crosse came into being over 100 years ago in 1898

SITE PLANS

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THE TEAM

Zachary Switzer

Owner

Zachary graduated from Michigan State Summa Cum Laude. He earned a degree in Psychology studying industrial organizational psychology (psychology that uses scientific methods and psychological theory to understand the workplace) and business psychology. For several years, Zachary was a supervisor at the university food court. Michigan State's food court is styled similarly to a modern food hall, with different stalls offering a wide variety of local and international cuisines.

Zach is especially passionate about helping disadvantaged entrepreneurs facing structural barriers start their business.

Mike Margulis

CEO

Mike has a degree in architecture from Washington University in Saint Louis. During his career, he has designed a wide variety of things from many of Chicago's elevated rail and subway stations, including the newer market spaces within the C.T.A. (Chicago Transit Authority) owned entry and exit points to the train system. Between 2010 and 2015 he designed restaurants for many local (one off) companies as well as most I.H.O.Ps, Dennys, Raising Canes, and the store/restaurant/bar area for every "Courtyard by Marriott", nationally and internationally. With the Army's Corps of engineers, he designed many P.X.s (which are small malls with full food courts on U.S. Military bases and operating areas overseas). While serving in the Army Michael received the "National Defense" and "War on Terrorism" medals. During his pre-architecture career, as a teen he started as a server at Dennys and made his way to being a manager of said Dennys, then managed the busiest Hardees in the Saint Louis area. He then moved from managing restaurants to bartending and bar management at several of Chicago's more successful bars including "John Barleycorn". A bar that averages $3.8 million in sales monthly during the baseball season and $1.1 million monthly during the off season (due to being next to Wrigley Field). His highest food service title was "general manager", and most recent title was "Sr. Director of Design Coordination".

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovation and Build-Out of space $55,460

Mainvest Compensation $3,540

Total $59,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$975,960	$1,073,556	$1,148,705	$1,229,114	$1,315,152
Cost of Goods Sold	$135,600	$149,160	$159,601	$170,773	$182,727
Gross Profit	$840,360	$924,396	$989,104	$1,058,341	$1,132,425

EXPENSES

Rent $16,100 $27,600 $27,600 $38,400 $38,400

Salaries & Wages $18,000 $18,450 $18,911 $19,383 $19,867

Marketing & Advertising $12,000 $12,000 $12,000 $12,000 $12,000

Utilities $1,000 $1,000 $1,000 $1,000 $1,000

Website Expenses $1,800 $1,800 $1,800 $1,800 $1,800

Phone & Internet $5,580 $5,580 $5,580 $5,580 $5,580

Insurance $6,024 $6,024 $6,024 $6,024 $6,024

Television $708 $708 $708 $708 $708

Legal/Accounting $2,400 $2,400 $2,400 $2,400 $2,400

Office Supplues $1,200 $1,230 $1,260 $1,291 $1,323

Operating Profit $775,548 $847,604 $911,821 $969,755 $1,043,323

This information is provided by Lax Food Hall. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

LAX Food Hall Business Plan.pdf

Investment Round Status

Target Raise $59,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends May 27th, 2022

Summary of Terms

Legal Business Name LAX Food Hall

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2.3%-4.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

No operating history

Lax Food Hall was established in January 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lax Food Hall to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lax Food Hall operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lax Food Hall competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lax Food Hall's core business or the inability to compete successfully against the with other competitors could negatively affect Lax Food Hall's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lax Food Hall's management or vote on and/or influence any managerial decisions regarding Lax Food Hall. Furthermore, if the founders or other key personnel of Lax Food Hall were to leave Lax Food Hall or become unable to work, Lax Food Hall (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lax Food Hall and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lax Food Hall is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lax Food Hall might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lax Food Hall is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lax Food Hall

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lax Food Hall's financial performance or ability to continue to operate. In the event Lax Food Hall ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lax Food Hall nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lax Food Hall will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lax Food Hall is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lax Food Hall will carry some insurance, Lax Food Hall may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lax Food Hall could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lax Food Hall's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lax Food Hall's management will coincide: you both want Lax Food Hall to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lax Food Hall to act conservative to make sure they are best equipped to repay the Note obligations, while Lax Food Hall might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lax Food Hall needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lax Food Hall or management), which is responsible for monitoring Lax Food Hall's compliance with the law. Lax Food Hall will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lax Food Hall is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lax Food Hall fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lax Food Hall, and the revenue of Lax Food Hall can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lax Food Hall to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lax Food Hall. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Lax Food Hall isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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